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                             June 11, 2024

       Jing Hu
       Chief Executive Officer
       AgiiPlus Inc.
       Level B1, Building 3, No.1-10
       Lane 1500, Kongjiang Rd.
       Yangpu, Shanghai 200093
       People   s Republic of China

                                                        Re: AgiiPlus Inc.
                                                            Amendment No. 8 to
Registration Statement on Form F-1
                                                            Filed May 17, 2024
                                                            File No. 333-267461

       Dear Jing Hu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 19, 2024 letter.

       Amendment No. 8 to Registration Statement on Form F-1 filed May 17, 2024

       General

   1. To the extent the audit working papers of your financial statements for any of the years included in the
registration statement are located in China, please revise your cover page, prospectus summary, and
risk factors disclosures, as appropriate, to so state. For example, we note that in your
prior amendment you included cover page, prospectus summary, and risk factors
disclosures regarding the location of the audit working papers of your financial statements
for the year ended December 31, 2022. However, such disclosures have been removed from
your current amendment. Additionally, we note that in your
                                                        current amendment you
include cover page, prospectus summary, and risk factors
                                                        disclosures either
suggesting or indicating that the audit working papers of your financial
 Jing Hu
FirstName  LastNameJing Hu
AgiiPlus Inc.
Comapany
June       NameAgiiPlus Inc.
     11, 2024
June 11,
Page 2 2024 Page 2
FirstName LastName
         statements for the year ended December 31, 2023 are located in China. However, Audit
         Alliance, LLP does not appear to have a China-based office.
2. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.
Prospectus Summary
Risk Factors Relating to AgiiPlus' Ordinary Shares and this Offering, page 15

3. Please update the risk factors cross-reference in the third paragraph of page 16, as we are unable to located the referenced risk factor in the prospectus.
Item 9. Undertakings, page II-4

4. Please revise to include the undertakings required by Item 512 of Regulation S-K, including those applicable to the offering of securities pursuant to Rule 415.
3. Accounts Receivable and Contract Assets, Net, page F-26

5.       We note that the provisions for the allowance for doubtful accounts was RMB
         50.1 million and RMB 1.9 million for the fiscal years 2023 and 2022, respectively. Please tell us more about the factors that led to the significant increase in the provision
         recognized during fiscal year 2023. Please ensure that the Company   s
MD&A disclosures
         fully address the facts and circumstances that drove the change and whether the disproportionate fluctuations and increase in trends are expected to recur. See Item
         303(b)(2)(i) and (ii) of Regulation S-K. In addition, in order to fully understand the changes impacting your allowance for credit losses for the year, please reconcile the RMB
         130,102 allowance for credit loss amount disclosed in your consolidated statement of cash flows on page F-10 with your disclosure on page F-26 that only shows a movement of
         RMB 48,273 in your allowance for credit losses. To the extent there are other material amounts impacting your allowance, please ensure your disclosures fully explain all material differences impacting your results of operations including the reasons for such fluctuations.
Selling Shareholders' Plan of Distribution, page Alt-5

6. We note your disclosure on page Alt-5 that broker-dealers may agree with the Selling
         Shareholders to sell a specified number of your Class A ordinary shares at a stipulated price per share, and that the Selling Shareholders may use any method permitted pursuant to applicable law when selling your Class A ordinary shares. Please confirm your understanding that the retention by a Selling Shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment.

       Please contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please
 Jing Hu
AgiiPlus Inc.
June 11, 2024
Page 3

contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                        Sincerely,
FirstName LastNameJing Hu
                                                        Division of Corporation
Finance
Comapany NameAgiiPlus Inc.
                                                        Office of Real Estate &
Construction
June 11, 2024 Page 3
cc:       Guillaume de Sampigny
FirstName LastName